N E T W O R K 1 F I N A N C I A L

S E C U R I T I E S , I N C .

January 22, 2021

VIA EDGAR

Mr. Jeff Gabor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	TIAN RUIXIANG Holdings Ltd (CIK No. 0001782941)

Registration Statement on Form F-1/A (File No. 333-235727)

Request for Acceleration of Effectiveness

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of TIAN RUIXIANG Holdings Ltd that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00pm US Eastern Time on January 26, 2021 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately five hundred (500) copies of the Preliminary Prospectus dated January 15, 2021 (the “Preliminary Prospectus”) through the date hereof, to dealers, institutions and others. The undersigned, as representative of underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

By:	/s/ Damon D. Testaverde
Name: Damon D. Testaverde
Title: Managing Director